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                                                                      Exhibit 3
                               PROMISSORY NOTE
                                                                Minneapolis, MN
$10,000.00                                                     November 7, 1997

     FOR VALUE RECEIVED, the undersigned promises to pay to the order of NICOLLET PROCESS ENGINEERING, INC., a Minnesota corporation (the "Holder") located at 420 North Fifth Street, Ford Centre, Suite 1040, Minneapolis, Minnesota 55401, the principal amount of TEN THOUSAND and no/100 Dollars ($10,000.00), together with interest thereon from the date hereof until paid in full at the annual rate of Five Percent (5.0%). The entire unpaid principal of this Note together with accrued and unpaid interest thereon will become due and payable on or before December 15, 1997. All payments under this Note will be applied first to accrued interest and the balance to principal.

     Presentment and other demand for payment (other than written demand as provided above), notice of dishonor and protest are hereby waived by the undersigned. The undersigned agrees to reimburse the holder of this Note for all reasonable fees and expenses (including reasonable attorneys fees and court costs) incurred in connection with the collection of the indebtedness represented by this Note.

     All agreements between the undersigned and the Holder are hereby expressly limited so that in no event will the rate of interest charged or agreed to be charged to the Holder for the use, forbearance, loaning or detention of such indebtedness exceed the maximum permissible interest rate under applicable law (the "Maximum Rate"). If for any reason, the interest rate applied exceeds the Maximum Rate, then the interest rate will automatically be reduced to the Maximum Rate. If the Holder receives interest at a rate exceeding the Maximum Rate, the amount of interest received in excess of the maximum amount receivable will be applied to the reduction of the principal balance of the outstanding obligation for which the amount was paid and not to the payment of interest thereunder.

     No recourse will be had for the payment of the principal amount of this Note or interest thereon or for any claim based hereon or otherwise in respect hereof against any stockholder, officer or director as such, past, present or future of the undersigned.

     Time is of the essence. No delay on the part of the holder hereof in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right, nor will the holder hereof be liable for exercising or failing to exercise any such right.
 The rights and remedies herein expressly specified are cumulative and not exclusive of any rights or remedies which the holder hereof may or would otherwise have. This Note is non-negotiable and may not be assigned by the Holder.

     IN WITNESS WHEREOF, the undersigned has executed this Note effective as of November 7, 1997.

                                       /s/ Robert A. Pitner
                                       -------------------------------
                                       Robert A. Pitner